Media Release 21 January 2022 Sydney, Australia 20 January 2022 Chicago, USA

Exhibit 99.5
James Hardie Industries Appoints Chief Information Officer

James Johnson joins JHX as Global CIO

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, announced the appointment of James Johnson as Chief Information Officer (CIO).

Mr. Johnson brings over 25 years of relevant and progressive IT experience, including 15 years as CIO for businesses in a variety of industries, including chemicals and metals. Most recently James held the role of CIO at Carpenter Technology since 2013.  Prior to joining Carpenter Technology, he held IT roles with Honeywell International, Performance Fibers, and Trinseo. James has a proven track record of driving value through the delivery of business-aligned IT solutions which enable critical processes that support profitable growth.

Commenting on the appointment, James Hardie Interim CEO, Harold Wiens said, “I am pleased to announce James’ appointment as CIO of James Hardie. James brings a strong track record of IT leadership and of developing effective, leading-edge technology solutions that create business value. James and his team will drive a focused Information Technology vision and strategy which integrates with, and helps enable, the JHX global strategic plan.”

Mr. Johnson stated, “It is such an exciting time to be joining James Hardie. Being able to join a company that has transformed significantly over the past three years, and now be a part of the next phase of profitable growth is invigorating.”

Mr. Johnson received a Bachelor of Arts degree in Economics from the University of Virginia and a Master of Business Administration degree with an emphasis in Marketing and Strategic Management from the University of Maryland.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by Mr. Jason Miele, Chief Financial Officer.
END

Media Release: James Hardie Industries Appoints Chief Information Officer	1

Media Release 21 January 2022 Sydney, Australia 20 January 2022 Chicago, USA

Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Industries Appoints Chief Information Officer	2